January 14, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Doris Stacey Gama and Joe McCann

Re:	ReShape Lifesciences Inc.

Registration Statement on Form S-1

Filed December 20, 2024

File No. 333-283952

Ladies and Gentlemen:

ReShape Lifesciences Inc. (the “Company,” “ReShape,” “we,” or “our”) is submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated January 3, 2025, relating to the Registration Statement on Form S-1 filed December 20, 2024 by the Company (the “Registration Statement”). Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is being submitted via EDGAR concurrently herewith responding to the Staff’s comments and including certain other revisions and updates. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter, and the Staff’s comments are presented in italics.

Page numbers in the text of the Company’s responses correspond to page numbers in Amendment No. 1. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in Amendment No. 1.

Our responses are as follows:

Registration Statement on Form S-1

Prospectus Summary, page 3

1.	We note that the first three pages of the Summary highlight the business operations that you have agreed to sell pursuant to the terms of an Asset Purchase Agreement with Ninjour Health International Limited. We further note that the Use of Proceeds indicates that the offering proceeds will be directed to expenses relating to this asset sale and the acquisition of the Vyome business. Please revise the Summary to provide balance to this section. Highlight the purpose of the equity line and convertible notes arrangement while also explaining the risk that the closing of the merger and asset sale both remain subject to shareholder approval and other contingencies.

In response to the Staff’s comment, the Company has revised the disclosure on page 4 of Amendment No. 1.

Use of Proceeds, page 48

2.	Please revise to provide the disclosure referenced in Instruction 4 to Regulation S-K, Item 504.

In response to the Staff’s comment, the Company has revised the disclosure on page 51 of Amendment No. 1.

General

3.	We note your disclosure on page 6 that on July 8, 2024 you entered into an agreement and plan of merger with Vyome Therapeutics and that on October 1, 2024 you filed a registration statement on Form S-4 in connection with the merger. Please amend to include Vyome Therapeutics’ financial statements as required by Regulation S-X Item 3-05.

In response to the Staff’s comment, the Company has included Vyome Therapeutics’ financial statements in Amendment No. 1.

* * * * *

Thank you for your review of the submissions. If you should have any questions regarding the response letter, please do not hesitate to contact the Company’s outside legal counsel, Brett Hanson of Fox Rothschild LLP, at (612) 607-7330.

Sincerely,

/s/ Paul Hickey

Paul Hickey

cc:	Brett Hanson, Fox Rothschild LLP